Exhibit 4.5
FIRST AMENDMENT TO THE 2012 EQUITY INCENTIVE PLAN
FOR
BT HOLDINGS, INC.
This First Amendment (“Amendment”) to the 2012 Equity Incentive Plan, as amended from time to time (the “Plan”), for BT Holdings, Inc. (the “Company”) is made as of the 15th day of February, 2016.
W I T N E S S E T H:
WHEREAS, the board of directors (the “Board”) and the shareholders of the Company have previously approved and adopted the Plan, providing for the issuance of up to 1,250,000 shares of the Company’s common stock pursuant to the exercise of stock options issued to employees, directors and certain consultants of the Company or its subsidiaries;
WHEREAS, the Board has determined that it is advisable and in the best interests of the Company and its shareholders to amend the Plan to increase the number of shares that may be issued upon the exercise of options granted under the Plan from 1,250,000 to 1,850,000; and
WHEREAS, Section 17(b) of the Plan provides that the Board may at any time amend the Plan, subject to shareholder approval if required by applicable law.
NOW, THEREFORE, the Plan is hereby amended as follows, effective as of the date set forth above:
1.Amendment.    Section 3, Subsection (a) of the Plan is hereby amended in its entirety, and a new Section 3, Subsection (a) shall be substituted in its place, as follows:
“(a) Basic Limitation. Subject to the provisions of Section 12 hereof, the maximum aggregate number of Shares that may be issued under the Plan shall not exceed one million eight hundred fifty thousand (1,850,000) Shares, all of which may be subject to Incentive Stock Option treatment; provided, however, that, at no time while the Shares are not registered pursuant to the Securities Act or the Company is not otherwise subject to the public reporting requirements of the Exchange Act may the maximum aggregate number of Shares that may be issued upon the exercise of all outstanding Awards and the aggregate number of Shares provided for under any other share bonus or similar plan of the Company exceed the number of Shares that the Company is permitted to issue pursuant to the exemption from registration provided by Rule 701 of the Securities Act or other exemption available under the Securities Act. The Shares may be authorized but unissued Shares. The number of Shares that are subject to Awards outstanding under the Plan at any time shall not exceed the aggregate number of Shares that then remain available for issuance under the Plan. The Company, during the respective terms of the Plan, shall at all times reserve and keep available sufficient Shares to satisfy the requirements of outstanding Awards granted under the Plan.”
2.Continuing Effect. All other terms, provisions, conditions, covenants, representations and warranties contained in the Plan are not modified by this Amendment and shall continue in full force and effect as originally written. As hereby modified and amended, all of the terms and provisions of the Plan are hereby ratified and confirmed.
3.Effectiveness. This Amendment shall become effective as of the date first written above. This Amendment shall be subject to approval by the shareholders of the Company within twelve (12) months after the date this Amendment is adopted by the Board. Such approval by the shareholders of the Company shall be obtained in the degree and manner required under Applicable Law (as defined in the Plan). The additional Awards (as defined in the Plan) authorized under this Amendment may be granted, but any such additional Awards that are Incentive Stock Options may not be exercised prior to approval of this Amendment by shareholders of the Company.
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IN WITNESS WHEREOF, the Company, acting by and through its duly authorized officer, has executed this Amendment to the Plan on this the 15th day of February, 2016.

BT HOLDINGS, INC.

By: /s/ John R. (Bob) Dyer
John R. (Bob) Dyer
Chairman & Chief Executive Officer